Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866


September 1, 2005


VIA EDGAR


Mr. Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         RE:      Eastern Point Advisors Funds Trust
                  Proxy Statement

Dear Mr. Sandoe:

Enclosed please find a draft of the definitive proxy statement for Eastern Point Advisors Funds Trust. The document has been marked from the preliminary proxy statement to reflect the changes made. We received telephonic comments from you on August 18, 2005. The comments and our responses follow.

1. COMMENT: Page 1: Please make the information in the seventh paragraph more prominent.

RESPONSE: In the final printed proxy statement, this statement will be in bold.

2. COMMENT: Proposal 1: Please discuss the applicability of Section 15 of the Investment Company Act of 1940 ("1940 Act") to the Consulting Agreement between Eastern Point Advisors, Inc. ("EPA") and Congress Asset Management Company.

RESPONSE: Subsequent to the termination of the previous portfolio manager to the Capital Appreciation Fund ("Fund"), Congress Asset Management Company ("Congress Asset") was retained by EPA, adviser to the Trust, to act as the portfolio manager and to provide other research services to the Fund pursuant to the Consulting Agreement. It was determined that Section 15 of the 1940 Act was inapplicable to the Consulting Agreement.

3. COMMENT: Please identify the names and addresses of the underwriter and administrator.

RESPONSE: We have provided this information.

4. COMMENT: Trustees' Consideration of Advisory Arrangements:

a. Please provide additional information regarding the nature, extent and quality of the advisory services.

b. Performance: Please provide an analysis of the comparison of the Funds' performance and how this comparison assisted the Board of Trustees in reaching its conclusion.

c. Profitability: Please provide a discussion of the costs of the advisory services.

RESPONSE: We have provided the requested information.

5. COMMENT: Proposal 2: Please indicate that there is no assurance that the exemptive order, if applied for, would be granted by the SEC.

RESPONSE: We have included this statement.

6. COMMENT: Please confirm that the required shareholder approval vote is included for Proposal 2.

RESPONSE: This information is contained in the proxy statement.

Eastern   Point   Advisors   Funds   Trust   ("Trust")   makes   the   following
representations:

(1) The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

(2) Comments from the SEC staff and changes made in response thereto to the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

(3) The Trust may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions or comments you may have concerning the enclosed.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.



By: /s/RAYMOND A O'HARA III
    -------------------------
    Raymond A. O'Hara III